UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 1-13852

                                FORM 10-KSB                      CUSIP NUMBER
                                                                    125180
                  For Period Ended: December 31, 1996

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                     CET ENVIRONMENTAL SERVICES, INC.
                     --------------------------------
                         Full Name of Registrant

                             Not Applicable
                        -------------------------
                        Former Name if Applicable

                    7670 South Vaughn Court, Suite 130
         --------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                        Englewood, Colorado 80112
                        -------------------------
                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the last three months the Company moved its executive offices from the Los Angeles area to the Denver area and several members of the financial management team were changed. As a result the Company was unable to complete and file its Form 10-KSB in the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
               -------------          -----------------------------
                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

During the year ended December 31, 1996, the Registrant had a net loss of $(3,756,450) as compared to net income of $2,034,997 during the year ended December 31, 1995. Revenues for 1996 were $54,918,520 as compared to $47,871,972 for 1995.
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                     CET ENVIRONMENTAL SERVICES, INC.
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
                                     CET ENVIRONMENTAL SERVICES, INC.

                                     By /s/ Steven H. Davis
                                        Steven H. Davis
                                        President
Date: March 31, 1997

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]